SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2003.

MARNETICS BROADBAND TECHNOLOGIES LTD.
(Translation of Registrant's Name Into English)

10 Hayetzira Street, Ra'anana 43000 Israel
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__	Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____	No X _____

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.)

Ra'anana, Israel, March 31, 2003 - Marnetics Broadband Technologies Ltd. (AMEX: MXB) (the "Company") announced today that on March 27, 2003 the American Stock Exchange LLC (the "AMEX" or "Exchange"), notified the Company of the decision of the Exchange's Listing Qualification Panel (the "Panel"), which considered a request for review by the Company of the AMEX staff's determination to prohibit the continued listing of the Company's ordinary shares on the Exchange and initiate delisting proceedings due to the Company not meeting the market value standard set forth in Section 1003(b)(i)(C) of the AMEX Company Guide (the "Guide"), in that the Company's aggregate market value of shares publicly held is less than $1,000,000 for more than 90 consecutive days, as well as the substantial period of time at which the Company's Ordinary Shares have been selling for a low price per share (Section 1003(f)(v) of the Guide).

Upon its review, at the request of the Company, the Panel has agreed with the determination of the Amex Staff that the Company's ordinary shares should be delisted by the Exchange.

The Amex has notified the Company that pursuant to Section 1204(d) of the Guide, the Exchange will suspend trading in the Company's ordinary shares as soon as practicable, and will proceed with the filing of an application with the Securities and Exchange Commission (the "SEC") to strike the Company's ordinary shares from listing and registration on the Exchange when and if authorized, in accordance with Sections 1205(g), 1206(d) and/or Section 1206(e) of the Guide.

The Company may request that the Committee on Securities review the decision of the Panel; however, such a request for review will not operate as a stay of the Panel's decision. Due to the Company's assessment of the likelihood of reversing the decision of the Panel, as well as the costs involved, the Company has chosen not to request a review by the Committee on Securities.

If and when appropriate, the Company may consider seeking one or more market makers to quote its Ordinary Shares on the Over The Counter Bulletin Board (the "OTCBB"), Pink Sheets or a similar market system. There can be no assurance, however, that the Company's ordinary shares will be so quoted.

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 31, 2003	MARNETICS BROADBAND TECHNOLOGIES LTD. BY: /S/ —————————————— Menachem Reinschmidt, COB